

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Pavlos Kanellopoulos
Chief Financial Officer
Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

      Re: Excel Maritime Carriers Ltd.
            Form 20-F for the Year Ended December 31, 2011
            Filed March 30, 2012
            File No. 001-10137

Dear Mr. Kanellopoulos:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ David R. Humphrey

                        David R. Humphrey
                        Accounting Branch Chief